--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2003

                             ----------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                             ----------------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                             ----------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     X      Form 40-F
                           -----------          -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes       No    X
                                 -----    -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------------
--------------------------------------------------------------------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                   April 2003

                                TABLE OF CONTENTS
                                -----------------

Description                                                                 Page

Press Release, dated April 30, 2003
PSi Technologies Reports First Quarter 2003 Results                            3

[PSi TECHNOLOGIES HOLDINGS, INC.--COMPANY LOGO]


               PSI TECHNOLOGIES REPORTS FIRST QUARTER 2003 RESULTS

Santa Clara, CA & Manila, Philippines - April 30, 2003 - PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the first quarter ended March 31, 2003:

Highlights for the quarter

.. Revenue of $20.1 million, an increase of 39% on a year-over-year basis.
.. Gross margin of 0.1%, a decrease of 84 basis points on a year-over-year basis.
.. EBITDA of $1.6 million, an increase of 25% on a year-over-year basis.
.. EPS of $(0.19) versus $(0.13) in 1Q02.
.. Double-digit sequential revenue growth expected for 2Q03 with profitability targeted by the second half of 2003.

First Quarter Financial Results
Revenues for the first quarter of 2003 totaled $20.1 million, a 7.7% sequential increase compared to $18.7 million in the previous quarter, and a 39% increase compared to $14.5 million in revenues for the first quarter of 2002. Revenues from the top 5 customers of the Company were $16.7 million, a 10% increase compared to $15.2 million in the previous quarter, and a 46% increase compared to $11.5 million in the first quarter of 2002.

"We are pleased to have registered higher than industry growth, according to March 2003 data from the Semiconductor Industry Association," said Arthur J. Young, Jr. "Our growth was driven by firm end user demand, gains in market share and greater rate of outsourcing by our customers."

Power semiconductor packages comprised 93.3% of total first quarter revenue, or $18.8 million, a 8.0% sequential increase in sales versus $17.4 million in the previous quarter, and a 59.4% increase compared to $11.8 million in revenues for the first quarter of 2002. Overall unit volumes increased 13.9% sequentially and were higher by 61.8% year-over-year.

In terms of geographic distribution, US and European based customers comprised 39% and 50% of sales respectively, from 38% and 50% of sales respectively in the fourth quarter. Sales from US based customers expanded by a sequential 11.2%, while those from Europe grew by 6.9%. Compared to a year ago, US accounted for 55% of sales and Europe 28%, with Asia accounting for the remainder.

According to Young, "Although Asian based customers accounted for just 11% of sales in the first quarter, based on anecdotal evidence from our customers, we believe a significant

PSi Technologies Reports Fourth Quarter and Year-End 2002 Results
Page 2 of 7

proportion of sales to European and US based customers are packaged into products that are eventually shipped to Asian end users."

The Company's largest customers for the first quarter (in alphabetical order) were Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, and Philips. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Gross profit margin was 0.1%, compared with 4.1% in the previous quarter. It was 1% in the same period last year. Gross profit was $23 thousand in the first quarter, compared to $758 thousand in the previous quarter, and $145 thousand for the first quarter of 2002.

EBITDA for the first quarter of 2003 was $1.6 million, a (18.8)% sequential decrease compared to $1.9 million in the fourth quarter of 2002. EBITDA margin was 7.8% for the quarter.

According to Young, "We experienced a seasonally slow start in the first month of the year that improved month over month as the quarter progressed. This and the decline in average selling prices negatively impacted margins for the first quarter. To counteract the programmed decline in ASPs, the first phase of our cost reduction efforts through materials substitution and process optimization has been implemented in March following customer acceptance of qualification results. This allowed PSi to record a gross profit margin of 3.9% and EBITDA margin of 11.6% for the month."

Operating expenses increased by 1.7% sequentially due to higher research and development expenses. Administration, marketing and stock compensation costs declined by an aggregate of (0.9)% sequentially. Operating loss for the first quarter was $(2.3) million, compared to $(1.6) million in the previous quarter and $(1.7) million in the first quarter of 2002. Operating loss margin was (11.6)% versus (11.8)% in the same period last year. Operating loss margin was (6.7)% in March.

First quarter net loss was $(2.5) million or $(0.19) per diluted share compared to $(1.7) million, or $(0.12) per diluted share in the previous quarter, and $(1.8) million or $(0.13) per diluted share in the first quarter of 2002.

Significant Events in the Quarter
Through the quarter, PSi developed and increased our packaging capabilities for Fast Recovery Diodes, low dropout voltage regulators, and switching regulator and transistor technologies.

On March 15, 2003, PSi entered into a non-binding Memorandum of Understanding with Jilin Sino-Microelectronics Co. Ltd. of China to create a joint venture company for the purposes of establishing manufacturing facilities for low cost assembly and testing of power semiconductors. We are in the process of preparing and negotiating the joint venture agreement after which we will obtain the necessary government approvals for the joint venture.

Balance Sheet Highlights
Cash and cash equivalents totaled $1.2 million at end March 2003, versus $0.9 million in 2002. For the quarter, capital expenditures totaled $3.5 million, funded principally from operating cash flows and secondarily from credit facilities. Full year capital expenditure is estimated at $10 million, compared to $17.8 million in 2002.

                                    - more -

PSi Technologies Reports First Quarter 2003 Results
Page 3 of 7

The Company ended the quarter with total liabilities of $42.5 million including $9.8 million in accounts payable related to our capital expenditures, $7.7 million in short-term bank financing and $2.5 million in liabilities related to the ON Guadalajara offload program, versus $71.3 million in total shareholders' equity.

"Negotiations and discussions are ongoing with various financial institutions to secure long-term financing," said Thelma G. Oribello, Chief Financial Officer.

Tangible book value was $5.32 per share at March 31, 2003.

Business Outlook
Commenting on the Company's business outlook and going forward strategies, Chairman and CEO Young said, "Over the past quarters, we have focused on growing our customer base commensurate to our capacity plan for 2003 by tapping new customers in new markets, packaging new technologies in our existing packages, and deepening our existing customer relationships. These programs have been responsible for our growth to date, and we anticipate it will underpin our growth for the rest of the year. Over the next quarter, we expect sequential double-digit percentage revenue growth across the three regional markets we serve. The positive outlook is underpinned by strengthening demand trends in most of our end markets, most notably automotive system, consumer electronics, wireless, PC motherboards and peripherals and continued market share gains by some of our customers."

"While we have grown our revenues to derive economies of scale, we anticipate a faster rate of margin recovery owing to our cost reduction efforts, whose succeeding phases will be implemented in the second and third quarters of the year. These efforts will manifest itself in lower cost of goods sold and better asset utilization. Owing to this, we remain confident we will be profitable by the second half of the year. Similarly, after two years of significant pricing pressure, we expect average selling prices to gradually stabilize over the course of the year as utilization rates trend higher," Young concluded.

Conference Call and Webcast
Company management will hold a conference call on its first quarter 2003 operating results on Wednesday, April 30, 2003, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 888-806-9467 (for domestic callers) or 703-871-3627 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the Investor Relations section
                  ------------------------
of the Company's website at www.psitechnologies.com.
                            -----------------------

A replay of the conference call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) through May 7, 2003; the passcode number is 6491144. The webcast replay will be available for 90 days.

About PSi Technologies
PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor,

                                    - more -

PSi Technologies Reports First Quarter 2003 Results
Page 4 of 7

Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com or call:
-----------------------

At PSi Technologies Holdings, Inc.:
Edison G. Yap, CFA
(63 2) 837 7702 (Office)
(63 2) 810 7491 (Night)
egyap@psitechnologies.com.ph
----------------------------

At FRB | Weber Shandwick
Karen Keating-Rissman (general info)
(415) 296 2261
klkeating@webershandwick.com
----------------------------

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, the possibility that the joint venture might not be consummated or that it may not produce the anticipated results, the possible spread of SARS and the economic effects thereof, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                            -Financial Tables Follow-

                                    - more -

PSi Technologies Reports First Quarter 2003 Results
Page 5 of 7

                  PSi Technologies Holdings, Inc.
                     Unaudited Income Statement
                          (In US Dollars)

                                              31-Mar-03           31-Mar-02

Sales                                       $20,146,597.51   $ 14,530,785.56

Cost of Sales                                20,123,435.94     14,385,350.95
                                            --------------   ---------------
Gross Profit                                     23,161.57        145,434.61
                                            --------------   ---------------
Operating Expense
  Research and Development                      432,690.20        263,935.78
  Stock compensation cost                        59,988.21         59,988.21
  Administrative Expenses                     1,656,423.22      1,246,092.17
  Marketing Expenses                            212,649.44        290,302.86
                                            --------------   ---------------
    Subtotal                                  2,361,751.06      1,860,319.02
                                            --------------   ---------------
Operating Profit/(Loss)                      (2,338,589.49)    (1,714,884.40)

Other Income / (Charges)                       (204,099.46)       (89,229.70)

Income before Tax                            (2,542,688.95)    (1,804,114.10)

Minority Interest                                  (115.52)         4,901.50
                                            --------------   ---------------
Net Income                                   (2,542,804.47)    (1,799,212.60)
                                            ==============   ===============

EBITDA                                        1,580,354.37      1,261,072.71

No. of Shares Outstanding                       13,395,848        13,395,848

EPS                                                  (0.19)            (0.13)

                                    - more -

PSi Technologies Reports First Quarter 2003 Results
Page 6 of 7

                             PSi Technologies Holdings, Inc.
                           Unaudited Consolidated Balance Sheet
                                     (In US Dollars)

                                                                        As of
                                                            31-Mar-03        31-Dec-02

 ASSETS
     Cash & Cash Equivalents                                1,205,870.87        928,900.53
     Accounts Receivable                                   15,227,231.51     14,403,479.45
     Inventories                                            7,989,580.94      8,471,056.00
     Prepaid Expenses & Tax Credits                         3,243,278.00      2,464,089.06
                                                          --------------   ---------------
   Total Current Assets                                    27,665,961.32     26,267,525.04
                                                          --------------   ---------------
     Property Plant & Equipment                           141,238,382.17    137,621,816.70
     Accumulated Depreciation                              57,215,174.33     53,332,997.03
                                                          --------------   ---------------
   Property Plant & Equipment - Net                        84,023,207.84     84,288,819.67
                                                          --------------   ---------------
   Investment & Advances                                      141,889.62        239,632.74
   Other Assets                                             2,249,682.90      2,112,631.90
                                                          --------------   ---------------
 TOTAL ASSETS                                             114,080,741.68    112,908,609.35
                                                          ==============   ===============

 LIABILITIES & STOCKHOLDER'S EQUITY
      Accounts Payable and Other Expenses                  18,200,556.36     15,077,249.02
      Accounts Payable CAPEX                                9,795,272.66     10,841,261.95
      Bank Loans                                            7,700,000.00      6,500,000.00
      Trust Receipts                                        4,036,126.73      3,668,733.67
      Current Portion of Long-term Debt                     2,572,397.06      2,572,397.06
      Current Portion of Obligation under Capital Lease       115,693.85        119,406.28
                                                          --------------   ---------------
   Total Current Liabilities                               42,420,046.66     38,779,047.98
                                                          --------------   ---------------
 Long-term liability (net of current)                                 -                 -
 Obligation Under Capital Leases (net of current)             104,377.21         90,542.82
                                                          --------------   ---------------
 TOTAL LIABILITIES                                         42,524,423.87     38,869,590.80
                                                          ==============   ===============
 Minority Interest                                            225,867.53        225,752.00
 Equity
     Common Stock                                             590,818.00        590,818.00
     Additional Paid-in-Capital                            68,187,381.81     68,127,393.60
                                                          --------------   ---------------
   Subtotal Equity                                         68,778,199.81     68,718,211.60
                                                          --------------   ---------------
 Retained Earnings / (Deficit)
     Year to Date Profit & Loss                            (2,542,804.47)    (6,663,528.19)
     Previous Years' Retained Earnings                      5,056,124.32     11,719,652.51
     Other Comprehensive Income                                38,930.63         38,930.63
                                                          --------------   ---------------
   Subtotal Retained Earnings                               2,552,250.47      5,095,054.95
                                                          --------------   ---------------
 TOTAL EQUITY                                              71,330,450.28     73,813,266.55
                                                          ==============   ===============

                                                          --------------   ---------------
 TOTAL LIABILITIES & S'HOLDERS' EQUITY                    114,080,741.68    112,908,609.35
                                                          ==============   ===============

PSi Technologies Reports First Quarter 2003 Results
Page 7 of 7

                         PSi Technologies Holdings, Inc.
                 Unaudited Consolidated Statement of Cash Flows
                                 (In US Dollars)

                                                                     For the 3 Months ended
                                                                  31-Mar-03         31-Mar-02

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                   (2,542,804.47)     (1,799,212.60)
  Adjustments to reconcile net income to net cash                          -                  -
     provided by operating activities:                                     -                  -
 Minority interest                                                    115.52          (4,901.50)
 Equity in net loss (gain) of an investee 2002                             -
 Stock compensation cost                                           59,988.21          59,988.21
 Depreciation and amortization                                  3,810,190.06       3,190,064.32
 Provision for (benefit from) deferred income tax                          -                  -
 Equity in net loss (gain) of an investee                                  -             (90.88)
  Change in assets and liabilities:                                        -                  -
     Decrease (increase) in current assets:                    (1,121,465.94)        280,455.85
     Increase (decrease) in current liabilities:                2,077,318.05        (579,385.47)
                                                              --------------    ---------------
Net cash provided by operating activities                       2,283,341.43       1,146,917.93
                                                              --------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment                         (3,544,578.23)     (1,752,107.27)
  Decrease (increase) in investments and advances                 97,743.12            (756.52)
  Decrease (increase) in other assets                           (137,051.00)        139,552.62
                                                             --------------    ---------------
Net cash used in investing activities                         (3,583,886.11)     (1,613,311.17)
                                                             --------------    ---------------

CASH  FLOWS FROM FINANCING ACTIVITIES
  Net availment/(payments) of short-term loans                 1,200,000.00         550,000.00
  Trust receipts and acceptances payable                         367,393.06         895,769.67
  Net availment/(payments) of stock issuance cost                         -                  -
  Net availment/(payments) of long term loan                              -        (407,220.39)
  Net availment/(payments) of obligation under capital leases     10,121.96         (17,535.07)
                                                             --------------    ---------------
Net cash provided by (used in) financing activities            1,577,515.02       1,021,014.21
                                                             --------------    ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             276,970.34         554,620.97

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD             928,900.53       1,792,020.89
                                                             --------------    ---------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     1,205,870.87       2,346,641.86
                                                             ==============    ===============

                                       ###

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: April 30, 2003

                                     PSi TECHNOLOGIES HOLDINGS, INC.



                                     By: /s/ Arthur J. Young, Jr.
                                        ---------------------------------------
                                        Arthur J. Young, Jr.
                                        President and Chief Executive Officer